Burke & Quick Partners LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$	701,593
Cash segregated in accordance with SEC Rule 15c3-3(k)(2)(i)		1,154,718
Receivables from clearing brokers, including clearing deposits of $250,000		560,218
Securities owned, at fair value		8,790,150
Property & equipment, net of depreciation		15,790
Prepaid research and other associated costs		69,321
Other assets		334,479
Total Assets	$	11,626,269

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued research and other associated costs	$	1,157,131
Accounts payable and accrued expenses		161,765
Deferred rent		2,636
Total Liabilities		1,321,532
Member's equity		10,304,737
Total Liabilities and Member's Equity	$	11,626,269

See Notes to Financial Statements